SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 30, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 28 June 2006, the following Persons Discharging Managerial Responsibility, automatically reinvested dividends under the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP). The Shares
were purchased/allocated at £5.76 per share under the terms of the ESOP. As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                                   Shares awarded under the ESOP       Total Interest in Ordinary Shares of 42p each
                                   dividend reinvestment plan          following this notification*
                                   Ordinary Shares
                                   of 42p

Keith Cochrane                     13                                  4,928
Willie MacDiarmid                  58                                  26,507
Susan Reilly                       58                                  14,829

*All less than 1% of the issued share capital

Own name - dividend reinvestment

Scottish Power plc ("the Company") announces that on 28 June 2006, the following Director, automatically reinvested his dividend in shares held under his own name. The Shares were purchased/allocated at £5.80 per share under the terms of the Scottish Power plc
Dividend Reinvestment Plan. As a result of this award, the Company was notified today, that the individual's interest in the ordinary share capital of Scottish Power plc has increased as shown below.

                                   Shares awarded under the Scottish   Total Interest in Ordinary Shares of 42p each
                                   Power plc Dividend Reinvestment     following this notification*
                                   Plan

                                   Ordinary Shares of 42p

Nicholas Rose                      72                                  4,539

*All less than 1% of the issued share capital

Sheelagh Duffield, Company Secretary

Telephone: 0141 636 4544

30 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 30, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary